Exhibit 99.1

Can-Fite to Present the Anti-Fibrogenic Effects of Namodenoson at the Hepatic Fibrosis

Conference of the American Association for the Study of Liver Diseases (AASLD)

PETACH TIKVA, Israel, September 12, 2018 – Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small-molecule drugs that address cancer, liver disease and inflammatory diseases, today announced its poster presentation of the anti-fibrogenic effects of Namodenosen in NAFLD/NASH pre-clinical data at the Hepatic Fibrosis Single Topic Conference of the American Association for the Study of Liver Diseases (AASLD) to be held on September 14-15, 2018 at the Hyatt Regency DFW International Airport, DFW Airport, TX.

Can Fite will present data generated recently in histological studies utilizing the CCL4 NAFLD/NASH model, demonstrating a significant decrease in liver fibrosis upon chronic treatment with Namodenoson, as measured by Sirius Red staining followed by morphometric digital analysis. Similar data were also reproduced in a human hepato-stelatte cell line demonstrating significant decrease in α-SMA expression level, a specific fibrosis bio-marker. The molecular mechanism which confers the anti-fibrogenic effect of Namodenoson will be presented as well.

“Our presentation entitled: Namodenoson Anti-Fibrogenic Effect is Mediated via De-Regulation of the Wnt/β-catenin Pathway, will highlight the anti-fibrogenic effects of Namodenosen and its anti-NAFLD/NASH effect in the CCI4 mouse model and in a hepato-stelatte human cell line” said Dr. Pnina Fishman, Chief Executive Officer of Can-Fite BioPharma”.

Can-Fite’s current Phase II NAFLD/NASH study is being conducted in three Israeli sites, including Hadassah Medical Center, Jerusalem, and the Rabin Medical Center, Petach Tikva. The Company anticipates the completion of patient enrollment toward the end of 2018 and data release in the first half of 2019.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multibillion-dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114